Exhibit 23.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of

ONEOK Inc.:

We consent to the incorporation by reference herein of our report dated February 28, 2007, with respect to the consolidated statements of income, shareholders equity and comprehensive income, and cash flows for the year ended December 31, 2006, which reports appear in the December 31, 2008 annual report on Form 10-K of ONEOK, Inc. Our report refers to a change in accounting for defined benefit pension and other postretirement plans, the consolidation of limited partnerships or similar entities when limited partners have certain rights, and stock based compensation expense in 2006.

/s/ KPMG LLP

Tulsa, OK

February 26, 2009